Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (including Attachment A) (the “2007 Employment Agreement” or the “Agreement”) is entered into as of June 7, 2007 (the “Effective Date”), by and between General Dynamics Corporation (the “Corporation”) and Nicholas D. Chabraja (the “Executive” or “Mr. Chabraja”) (collectively the “Parties”).

Recitals

WHEREAS, Mr. Chabraja is currently the Corporation’s Chief Executive Officer and the Chairman of its Board of Directors (the “Board”) and has been since June 1, 1997; and

WHEREAS, the Corporation entered into an employment agreement with Mr. Chabraja on August 7, 2002, providing for his employment through December 31, 2005 and entered into an amended employment agreement on June 3, 2004 providing for his employment through April 30, 2008 and for certain compensation if he continued his employment until such date (the “2004 Employment Agreement”); and

WHEREAS, the Board, on behalf of the Corporation’s shareholders, in recognition of Mr. Chabraja’s continued exceptional performance and superb leadership, strongly desires to extend Mr. Chabraja’s tenure as its Chairman and Chief Executive Officer through June 30, 2009; and

WHEREAS, Mr. Chabraja agrees to continue his employment in only this capacity; and

WHEREAS, the parties wish to amend and restate the Agreement as set forth below.

Terms & Conditions

NOW THEREFORE, the Parties agree as follows:

1.	Position and Term. The Corporation desires that Mr. Chabraja continue his employment as Chairman and Chief Executive Officer, and Mr. Chabraja agrees to continue his employment, from the Effective Date through June 30, 2009.

2.	Annual Salary. Mr. Chabraja will continue to receive an annual salary of not less than his current annual salary. During this Agreement, the Compensation Committee of the Board may from time to time increase Mr. Chabraja’s annual salary as it, in its sole discretion, deems appropriate.

3.	Incentive Compensation. Mr. Chabraja will continue to be eligible for annual bonuses and incentive compensation awards. In making this determination, the Compensation Committee of the Board will annually review the Corporation’s actual performance as compared to its strategic and operational plans. The Compensation Committee of the Board will also consider Mr. Chabraja’s total compensation in relationship to the performance pay levels of other chief executive officers of industrial concerns and in the aerospace and defense industry.

4.	Other Benefits and Perquisites. Mr. Chabraja will be eligible for all other benefits and perquisites the Corporation provides to its senior executive officers. These benefits include participation in the Corporation’s qualified and non-qualified retirement plans, the Corporation’s qualified and non-qualified 401(k) Savings and Stock Incentive plans, and group health, life and disability coverage. Additionally, Mr. Chabraja will continue to have use of the Corporation’s aircraft, consistent in all cases with the resolutions of the Board and the Corporation’s policies regarding the use of aircraft.

5.	Termination of Employment between the Effective Date and June 30, 2009.

a.	If Mr. Chabraja’s employment ends prior to June 30, 2009, by reason of his Voluntary Resignation or death, the Corporation agrees to provide him the following amounts and benefits:

i.	The Corporation will pay Mr. Chabraja or his designated beneficiary, as the case may be, his annual salary earned through his last day of Active Employment (including unused vacation and personal days); and

ii.	The Corporation will pay Mr. Chabraja or his designated beneficiary, as the case may be, a pro rated payment equal to his immediately prior year’s annual bonus or 100% of the current year’s target bonus, whichever is greater. The pro-ration of such amount will be from the first day of the year in which he Voluntarily Resigns or dies through his last day of Active Employment (i.e., not including any period attributable to the payment of unused vacation and/or personal days). Any such payments to Mr. Chabraja, or his designated beneficiary, as the case may be, will be made at the same time and manner as the Corporation makes similar payments to its other senior executive officers in the year following such termination of employment, but in no event later than March 15 of such year.

iii.	The Corporation will provide Mr. Chabraja (or his survivors, as appropriate) with the benefits enumerated in Section 6(d) and 6(e) listed below.

b.	Termination due to Disability, by the Corporation Without Cause or as a Result of Breach by the Corporation of Its Obligations. In the event Mr. Chabraja’s employment is terminated: (i) due to his Disability; (ii) by the Corporation, without Cause, or (iii) by Mr. Chabraja due to the Corporation’s breach of its obligations hereunder and its failure to cure such breach within thirty (30) days of written notice thereof, the Corporation agrees to provide Mr. Chabraja the following:

i.	The Corporation will continue to pay Mr. Chabraja an amount equal to the annual salary he is earning at the time of his termination for the remaining term of this Agreement; and

ii.	The Corporation will continue to pay Mr. Chabraja an amount equal to the annual bonus and incentive compensation he would have earned had he continued his employment for the remaining term of this Agreement. Such amounts must be the greater of his prior year’s annual bonus or 100% of the current year’s target bonus. Payments to Mr. Chabraja will be made at the same time and manner as the Corporation makes similar payments to its other senior executive officers in the year following the year with respect to which the amount is paid, but in no event later than March 15 of the year following the year with respect to which the amount is paid; and

iii.	The Corporation will provide Mr. Chabraja with the benefits enumerated in Section 6 (c) through (e) listed below.

c.	Termination due to a Change in Control. In the event that Mr. Chabraja’s employment is terminated (either in fact or constructively) as a result of a “Change in Control”, the Corporation agrees that Mr. Chabraja will be treated for purposes of this Agreement as having terminated employment under Section 5(b) above. Where the Severance Protection Agreement between the Corporation and Mr. Chabraja dated April 12, 1999, as may be hereafter amended from time to time, and this Agreement provide for payment covering the same benefit, the Corporation will provide Mr. Chabraja with the benefit most favorable to him, otherwise, Mr. Chabraja is entitled to retain the benefits under both agreements.

d.	Termination “For Cause”. In the event Mr. Chabraja’s employment by the Corporation is terminated for Cause, in full satisfaction of its obligations hereunder, the Corporation will:

i.	pay Mr. Chabraja his annual salary earned through his last day of Active Employment (including unused vacation and personal days);

ii.	provide to Mr. Chabraja the benefits enumerated in Section 6(d) and 6(e) below; and

iii.	provide to Mr. Chabraja such other benefits as are required by law.

6.	Termination on or after June 30, 2009. If Mr. Chabraja maintains his Active Employment through June 30, 2009, the Corporation, at its sole expense, will:

a.	pay Mr. Chabraja as soon as practicable following Mr. Chabraja’s termination of employment for any reason any remaining earned but unpaid annual salary (including any earned but unpaid vacation and/or personal days); and

b.	pay Mr. Chabraja a bonus for the 2009 calendar year in an amount not less than 100% of the bonus paid to Mr. Chabraja in respect of the 2008 calendar year, which shall be paid to Mr. Chabraja at the time 2009 bonuses are paid to other executives of the Corporation in 2010, but in no event later than March 15, 2010; and

c.	notwithstanding any other provision of the Corporation’s Equity Compensation Plan, cause any equity award Mr. Chabraja received from the Corporation that has not yet vested to vest in full, without proration; and

d.	in lieu of the following benefits which Mr. Chabraja was entitled to receive pursuant to the 2004 Employment Agreement: (i) use of the corporate aircraft following retirement, (ii) reimbursement for the cost of executive office space and administrative support for two (2) years and (iii) reimbursement for the cost of transporting and storing his household furnishings and personal effects, pay to Mr. Chabraja a lump-sum cash payment equal to $7,993,120, plus interest at an annual rate of 5.50% from the date hereof until the actual date of payment, such amount to be paid on the earlier of June 30, 2009 or as soon as practicable (but in no event more than 30 days) following his termination of employment; and

e.	provide to Mr. Chabraja the retirement benefits enumerated in Attachment A, the Retirement Benefits Agreement.

7.	Definitions. For purposes of this Agreement, the terms below will have the following definitions:

a.	“Active Employment” means a period of employment during which services are required to be performed. The continued payment of amounts in lieu of annual salary, annual bonuses, unused vacation, unused personal days will not be considered a period of Active Employment.

b.

“Cause” for termination of Mr. Chabraja’s employment with the Corporation will be deemed to exist if Mr. Chabraja has been convicted of a felony or if the Board determines by a resolution adopted in good faith by at least two-thirds of the Board that Mr. Chabraja has (a) intentionally and continually failed to perform in all material respects his reasonably assigned duties with the Corporation (other than a failure resulting from Mr. Chabraja’s incapacity due to physical or mental disability or illness or from the assignment to Mr. Chabraja of duties that would constitute a breach by the Corporation of its obligations hereunder that, if uncured, would allow Mr. Chabraja to terminate his employment pursuant to Section 5(b)) which failure has continued for a period of at least 30 days after a written notice of demand for performance has been delivered to Mr. Chabraja specifying the manner in which he has failed in all material respects to so perform or (b) intentionally engaged in conduct which is demonstrably and materially injurious to the Corporation, provided that no termination of Mr. Chabraja’s employment will be for Cause as set forth in clause (b) hereof unless (i) there has been delivered to Mr. Chabraja a written notice specifying in reasonable detail the conduct of Mr. Chabraja’s of the type described in clause (b) and (ii) Mr. Chabraja has been provided an opportunity to be heard in person by the Board (with the assistance of his counsel if he so desires). No act or failure to act, on Mr. Chabraja’s part will be considered intentional unless Mr. Chabraja has acted, or failed to act, with a lack of good faith and with a lack of reasonable belief that his action or failure to act was in or not opposed to the best interests of the Corporation.

c.	“Change in Control” means a change in control as defined in Section 1 of the Severance Protection Agreement, as amended, dated April 12, 1999, between the Corporation and Mr. Chabraja as such agreement may be amended from time to time.

d.	“Disability” means if, as a direct result of an illness or injury, Mr. Chabraja is unable, in the sole opinion of the Compensation Committee of the Board, to adequately perform the tasks of his position for the entire balance of his Employment Agreement.

e.	“Voluntary Resignation” or “Voluntarily Resigns” means a termination of Mr. Chabraja’s employment resulting from his decision to cease performing services for the Corporation, other than such a termination that is due to the Corporation’s breach of its obligations hereunder and its failure to cure such breach within thirty (30) days of written notice thereof.

8.	Miscellaneous. This Agreement will be construed and enforced in accordance with the laws of the State of Delaware. Notwithstanding anything in this Agreement or the Corporation’s policies to the contrary, unless both Parties agree in writing, all issues, disputes, controversies and/or enforcement actions by and between the Parties hereto (whether such issue is ‘at law’ or ‘in equity’) shall be resolved solely by an action brought in a court of competent jurisdiction in the State of Delaware and, for that purpose, the Parties hereby submit to the jurisdiction of the State of Delaware.

9.	Notice. Any notice required under this Agreement (or an Attachment hereto) will be made in writing addressed to the Corporation in care of the Senior Vice President, Human Resources (with a copy to the Senior Vice President and General Counsel) at the Corporation’s headquarters and to Mr. Chabraja at his home address as noted in the Corporation’s employee records.

10.	Termination. Mr. Chabraja shall have the right to terminate this Agreement upon thirty (30) days prior written notice to the Corporation. Subject to its obligations hereunder, the Corporation shall have the right to terminate this Agreement upon thirty (30) days prior written notice to Mr. Chabraja; provided, however, unless Mr. Chabraja waives the effect of such termination in writing, the Corporation’s termination of this Agreement (either actual or constructive) shall constitute an immediate termination of the employment relationship and the Corporation’s obligations hereunder shall become immediately due and owing without a right to cure. The Corporation’s obligations hereunder shall survive the expiration, or earlier termination, of this Agreement

11.

Effect of Prior Agreements. With Mr. Chabraja’s Active Employment on and after the Effective Date stated above, this Agreement (including its Attachments) will become effective and his prior employment agreement (including all attachments thereto) is superseded; provided, however, this Agreement does not supersede the Severance Protection Agreement between Mr. Chabraja and the Corporation.

12.	Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision of this Agreement or the validity, legality or enforceability of such provision in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

13.	Amendment and Waiver. The provisions of this Agreement may be amended or waived only by the written agreement of the Corporation and Mr. Chabraja, and no course of conduct or failure or delay in enforcing the provisions of this Agreement will affect the validity, binding effect or enforceability of this Agreement.

14.	Counterparts. This Agreement may be executed in counterparts; each of which will be deemed to be an original and both of which together will constitute one and the same instrument.

15.	Right to Assign. This Agreement is not assignable without the written consent of each Party.

16.	Successorship. This Agreement will inure to the benefit of Mr. Chabraja’s estate.

17.	Six Month Delay in Commencement of Payment to Comply With Section 409A of the Internal Revenue Code. Notwithstanding anything to the contrary in this Agreement, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Internal Revenue Code of 1986, as amended, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following Mr. Chabraja’s termination of employment shall instead be paid on the first business day after the date that is six months following Mr. Chabraja’s “separation from service” within the meaning of Section 409A. Any amount the payment of which is delayed in accordance with the preceding sentence shall be paid with interest at an annual rate equal to the prime rate (as determined by the Northern Trust Company of Chicago from time to time) from the date on which such amount would otherwise have been paid until the actual date of payment.

IN WITNESS WHEREOF, pursuant to the authority granted by the Board to the Corporation’s Senior Vice President — Human Resources & Administration, the Corporation has caused this Employment Agreement to be executed on behalf of itself and caused the Corporation’s seal to be hereunto affixed and attested to by the Secretary of the Corporation. In like manner, the Executive has executed this Agreement on his behalf. This Agreement is effective as of the first date stated above.

ATTEST:		GENERAL DYNAMICS CORPORATION

/s/ David A. Savner	By:	/s/ Walter M. Oliver
Walter M. Oliver
Senior Vice President, Human Resources & Administration

ATTEST:		NICHOLAS D. CHABRAJA

/s/ David A. Savner		/s/ Nicholas D. Chabraja

Attachment A – 2007 Retirement Agreement

WHEREAS, General Dynamics Corporation, a Delaware corporation (the “Corporation”), and Nicholas D. Chabraja (the “Executive” or “Mr. Chabraja”) (collectively the “Parties”), as part of the 2004 Employment Agreement, also entered into an agreement to pay certain additional supplemental retirement benefits (the “2004 Retirement Agreement”).

WHEREAS, the Parties are entering into an amended and restated employment agreement (the “2007 Employment Agreement”).

WHEREAS, the parties wish to amend and restate the Retirement Agreement as set forth below.

NOW, THEREFORE, in consideration for Mr. Chabraja’s entering into the 2007 Employment Agreement, the Parties agree to the following terms and conditions (hereinafter the “2007 Retirement Agreement” or the “Retirement Agreement”) which is incorporated by reference into Mr. Chabraja’s 2007 Employment Agreement as follows:

1.	Agreement Benefit. The Corporation agrees to pay Mr. Chabraja a lump-sum retirement benefit (the “2007 Retirement Agreement Benefit”) that is (a) the actuarial equivalent (as determined in Section 4 below) of a monthly single-life annuity equal to a percentage of his “Average Monthly Salary” (as defined below), (b) reduced by any payments that may be payable under the Corporation’s retirement programs (the “Retirement Program”). This offset shall be calculated based on the normal lifetime benefits payable under the Retirement Program prior to the election of any optional forms for payment of retirement benefits. The percentage referred to in clause (a) of the first sentence of this Section is thirty percent (30.0%) as of April 30, 2004, thirty four percent (34%) as of December 31, 2004, and forty eight percent (48%) as of April 30, 2007, and shall increase by one-half percentage point (0.50%) for each completed calendar month of Active Employment thereafter (such that by June 30, 2009, the percentage will be sixty-one percent (61.0%)). For purposes of this Attachment A, “Average Monthly Salary” shall equal the average determined by (i) summing the total of Mr. Chabraja’s highest aggregate monthly salary and cash executive compensation bonuses (excluding equity awards) paid during a consecutive sixty (60) month period within Mr. Chabraja’s last one hundred and twenty months (120) of Active Employment and (ii) dividing the amount derived in (i) above by sixty (60).

2.	Termination of Employment.

a.	If Mr. Chabraja’s employment ends prior to June 30, 2009, by reason of his Voluntary Resignation or termination for Cause, or on account of his death, he will be entitled to receive the 2007 Retirement Agreement Benefit he earned under Section 1 through the end of the month in which such separation occurs.

b.

If Mr. Chabraja’s employment ends prior to June 30, 2009, by reason of (i) termination by the Corporation other than for Cause, (ii) due to his Disability, (iii) by Mr. Chabraja due to the Corporation’s breach of its obligations under the 2007 Employment Agreement and its failure to cure such breach within thirty (30) days of written notice thereof or (iv) a “Change in Control”, Mr. Chabraja will be entitled to receive the 2007 Retirement Agreement Benefit under Section 1 above calculated as if Mr. Chabraja had maintained his Active Employment and pensionable earnings through June 30, 2009.

3.	Survivor Benefit in the Case of Death Prior to Benefit Commencement. If Mr. Chabraja dies during the term of this 2007 Retirement Agreement, but prior to separating from employment then his spouse or, if he dies without leaving a surviving spouse, his estate, shall be entitled to receive a lump-sum payment equal to the 2007 Retirement Agreement Benefit to which Mr. Chabraja would have been entitled had he terminated employment immediately prior to his death. Such payment shall be made as soon as practicable following Mr. Chabraja’s death, but in no event more than 30 days following his death.

4.	Time and Form of Payment. The Corporation shall pay the 2007 Retirement Agreement Benefit to Mr. Chabraja in a single lump-sum amount, which shall be the actuarial equivalent value of the 2007 Retirement Agreement Benefit described in Section 1 above as determined by the actuaries of the Corporation by applying the actuarial assumptions used in the Corporation’s financial disclosures for the 2006 fiscal year. Such lump-sum payment shall be made as soon as practicable following Mr. Chabraja’s termination of employment with the Corporation, but in no event more than 30 days following such termination; provided, however, that in the event the receipt by Mr. Chabraja of such payment within six (6) months of termination of employment would cause the Executive to incur any tax or penalty under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then such payment shall be made six (6) months following the Executive’s separation from service” within the meaning of Section 409A. Any amount the payment of which is delayed in accordance with the preceding sentence shall be paid with interest at an annual rate equal to the prime rate (as determined by the Northern Trust Company of Chicago from time to time) from the date on which such amount would otherwise have been paid until the actual date of payment.

5.	No Assignment. No benefit under this 2007 Retirement Agreement will be subjected in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same will be void, and no such benefit will in any manner be liable for or subject to the debts, liabilities, engagements or torts of the person entitled to such benefit, except as specifically provided in the Retirement Program or pursuant to a Qualified Domestic Relations Order as described in Section 414(p) of the Code.

6.	Payment from General Assets.

a.	To the extent a benefit under this 2007 Retirement Agreement is not otherwise payable from the Retirement Program (or unless otherwise determined by the Corporation), all benefits payable to Mr. Chabraja hereunder will be paid by the Corporation from its general assets. The Corporation will not be obliged to acquire, designate or set aside any specific assets for payment of the 2007 Retirement Agreement Benefit. Further, Mr. Chabraja will have no claim whatsoever to any specific assets or group assets of the Corporation.

b.	The Corporation may, in its discretion, designate that the some or all the benefits payable hereunder will be satisfied from the assets of a trust, fund, or other segregated group of assets. But, should these assets prove to be insufficient to satisfy payment of such benefits or other post-retirement benefits, the Corporation will remain liable for payment thereof.

7.	Prior Agreement. The 2004 Retirement Agreement is superceded.

8.	Plan Administration. The Board hereby delegates to the Senior Vice President, Human Resources and Administration (or his authorized designee) the power to interpret this Agreement in his sole discretion and such interpretations will be binding on the Corporation and Mr. Chabraja. The Retirement Program actuary will determine all values and payments required under this 2007 Retirement Agreement based on the actuarial assumptions used under the Retirement Program.

9.	Income Taxes. Mr. Chabraja and the Corporation agree that all payments made pursuant to this 2007 Retirement Agreement will be treated as “wages” for federal and state income tax and employment tax purposes (including FICA) at such time and in such manner as prescribed by law. Each Party to this 2007 Retirement Agreement is responsible for the payment of its own taxes.

10.	Incorporation by Reference. This 2007 Retirement Agreement is be incorporated by reference into Mr. Chabraja’s Employment Agreement with the Corporation. The defined terms in this 2007 Retirement Agreement will have the same meaning provided in Mr. Chabraja’s 2007 Employment Agreement.